CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
CALGARY, ALBERTA – NOVEMBER 2, 2023 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited announces that its Board of Directors has approved an 11% increase to its quarterly cash dividend on its common shares to C$1.00 (One dollar) per common share. The dividend will be payable on January 5, 2024 to shareholders of record at the close of business on December 8, 2023.
Canadian Natural's growing and sustainable dividend demonstrates the confidence that the Board of Directors has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline reserves and asset base. With this increase announced today, the Company has increased its dividend by 18% in 2023 to $4.00 per share annually. As a result, the Company's leading track record of dividend increases continues, as this increase will mark 2024 as the 24th consecutive year of dividend increases, with a CAGR of 21% over that time.
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com